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                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                               Commission File Number 1-13392
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(Check One):[X]Form 10-K and Form 10-KSB [ ]Form 11-K [ ]Form 20-F
            [ ]Form 10-Q and Form 10-QSB [ ]Form N-SAR

                 For Period Ended: December 31, 2000
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                 [  ]     Transition Report on Form 10-K and Form 10-KSB
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q and Form 10-QSB
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
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 Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                       PART I - REGISTRANT INFORMATION

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                               US DIAGNOSTIC INC.
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Full name of registrant


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Former name if applicable

                      250 S. Australian Avenue, Suite 900
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Address of principal executive office (STREET AND NUMBER)

                           West Palm Beach, FL 33401
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City, state and zip code

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                        PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                             PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

In July 2000, the stockholders of US Diagnostic Inc. ("USD") approved the sale of USD's imaging centers as well as a Plan of Restructuring. USD is not able to timely file its Annual Report on Form 10-K for the year ended December 31, 2000, without unreasonable effort or expense, because of the significant changes to its financial reporting as a result of the discontinuance of USD's operations, the disposition of numerous imaging centers, limitations in corporate resources resulting from the Plan of Restructuring, and other uncertainties described in USD's Form 8-K filed with the Securities and Exchange Commission on March 22, 2001, which is incorporated herein by reference.

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                         PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          P. Andrew Shaw                   561                 832-0006
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                  (Name)                (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

USD expects to report a net loss for the year ended December 31, 2000 of approximately $31.0 million as compared to an $8.2 million net loss for 1999. The increase in the net loss is mainly attributable to the liquidation process that started earlier this year. USD has sold 25 imaging centers during 2000 and has closed another nine centers that were non-performing. As a result, there has been a significant decrease in the net revenues from operations, while the corporate overhead has increased at the same time due to executive and non-executive employee retention bonuses as well as increase in certain professional fees in connection with the liquidation process.


                               US DIAGNOSTIC INC.
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                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date April 3, 2001                   By /s/ P. Andrew Shaw
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